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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One):     XX Form 10-KSB        Form 20-F      Form 11-K       Form 10-Q
                ---                ---             ---             ---
       Form N-SAR
   ---

               For Period Ended:                October 31, 1996
        [  ]   Transition Report on Form 10-K
        [  ]   Transition Report on Form 20-F
        [  ]   Transition Report on Form 11-K
        [  ]   Transition Report on Form 10-Q
        [  ]   Transition Report on Form N-SAR
        For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                          AQUASEARCH, INC.
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Former Name if Applicable
                          N/A
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Address of Principal Executive Office (Street and Number)
                          73-4460 QUEEN KA'AHUMANU HWY, SUITE 110
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City, State and Zip Code
                          KAILUA-KONA, HI 96740

PART II - RULES 12b-25(b) AND

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
[XXX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

  State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

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  Additional time is required to confirm the proper allocation of certain expenses. The final allocation of these expenses affects the Registrant's ability to adequately discuss and analyze the Registrant's financial condition and results of operations as required in the report on Form 10-KSB. Accordingly, the Registrant cannot timely file its required report on Form 10-KSB for the fiscal year ended October 31, 1996. However, the 10-KSB will be filed on or before the allowed date under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
                Mark E. Huntley, Ph.D.          (808)           326-9301
                      (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                        xx Yes            No
                                                        ----

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                  xx Yes            No
                                                        ----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company had a loss from operations of approximately $1.3 million for the fiscal year ended October 31, 1996 compared with a loss from operations of $289,000 for the fiscal year ended October 31, 1995.
The Company had a net loss of approximately $1.3 million for the fiscal year ended October 31, 1996 compared with a net loss of $289,000 for the fiscal year ended October 31, 1995. The primary reason for the increases in net loss from operations and net loss during the fiscal year ended October 31, 1996 compared with the prior fiscal year was due to increased operating expenses associated with the scaling up of pilot production and the increased staffing associated therewith.

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                                 AQUASEARCH, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  January 28, 1997    By:  /s/  Mark E. Huntley, Ph.D.

                                 Mark E. Huntley, Ph.D., President &
                                 C.E.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
 Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.